101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

June 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:

Derek Swanson, Staff Attorney

Re:

Eagle Broadband, Inc.

Amendment No. 1 to Registration Statement on Form S-1, filed June 20, 2007

File No. 333-143414

Dear Mr. Swanson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Broadband, Inc. (“the Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-143414), together with all exhibits thereto (collectively, the “Amendment”).

The Amendment was erroneously filed with the Commission under the wrong file number.  There was no circulation of preliminary prospectuses in connection with the Amendment, the Amendment was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Amendment.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Amendment as soon as possible.

Please fax a copy of the order to the my attention at 281-538-4730.  If you have any questions or comments relating to this request for withdrawal, please contact me at 281-538-6014.

Sincerely,

EAGLE BROADBAND, INC.

/s/ Jeff Adams

Jeff Adams

Corporate Counsel